Exhibit 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(Dollars in thousands, except per share data)		(Dollars in thousands, except per share data)
	(unaudited)		(unaudited)
Net (Loss) Income	$(2,674)	$921	$(748)	$2,610

Weighted Average Shares Outstanding	2,663,545	2,748,336	2,660,035	2,755,340

Basic (Loss) Earnings Per Share	$(1.00)	$0.34	$(0.28)	$0.95

Net (Loss) Income	$(2,674)	$921	$(748)	$2,610

Weighted Average Shares Outstanding	2,663,545	2,748,336	2,660,035	2,755,340
Net Effect of Dilutive Stock Options	—	16,021	—	15,372

Weighted Average Diluted Shares Outstanding	2,663,545	2,764,357	2,660,035	2,770,712

Diluted (Loss) Earnings Per Share	$(1.00)	$0.33	$(0.28)	$0.94